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                          March 26, 2024

       Laurent Fischer
       President and Chief Executive Officer
       Adverum Biotechnologies, Inc.
       100 Cardinal Way
       Redwood City, CA 94063

                                                        Re: Adverum
Biotechnologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 21,
2024
                                                            File No. 333-278157

       Dear Laurent Fischer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Julia R. Boesch